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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                             United States Aircraft
                                   Corporation
                                (Name of Issuer)


                 Class A Common Stock, par value $.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   911901 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


          Anthony Christopher, c/o United States Aircraft Corporation,
             3121 E. Greenway Road Suite 201, Phoenix, Arizona 85032
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  June 30, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  911901 10 6                                 Page ____ of ____ Pages
        ----------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Anthony Christopher
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                        (b) |_|
    Not Applicable
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF  DISCLOSURE OF LEGAL PROCEEDINGS IS  REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            |_|


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER
       SHARES
    BENEFICIALLY         1,371,600
      OWNED BY      ------------------------------------------------------------
        EACH         8   SHARED VOTING POWER
     REPORTING
       PERSON            0
        WITH        ------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         1,371,600
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,371,600
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

    See Item 5
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.8%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

         Title of the class of Equity Security:  Class A Common Stock

         Principal Executive Offices of the Issuer:

         United States Aircraft Corporation
         3121 East Greenway Road Suite 201
         Phoenix, Arizona 85032

Item 2.  Identity and Background

     (a)  Name: Anthony Christopher

     (b) Residence or business address: c/o United States Aircraft Corporation, 3121 East Greenway Road Suite 201, Phoenix, Arizona 85032.

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

          Chairman of the Board of Directors
          United States Aircraft Company
          3121 East Greenway Road, Suite 201
          Phoenix, Arizona 85032

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None

     (f)  Citizenship: United States

Item 3.  Source and Amount of funds or Other Consideration

        Consideration to acquire the 1,371,600 shares of Class A Common Stock was provided in the form shares of Neo Vision ("NEO"), an Arizona corporation, owned directly by the reporting person. 4,286,500 NEO shares, representing 68.58% of the outstanding shares of NEO, were transferred by the reporting person in consideration for 1,371,600 shares of Class A Common Stock and up to 3,139,291 shares of New Common Stock (defined in Item 4(ii) below) In addition, options to acquire an additional 375,000 shares of New Common Stock were granted to the reporting person. See Exhibit 1 Exchange Agreement, dated as of June 30, 1998, among United States Aircraft Corporation, Anthony Christopher, Albert C. Lundstrom, LEC & Associates, L.L.C., Eugene Johnson, Brad Peterson, and A. Frederick Schaffer, Jr., hereafter referred to as "Exchange Agreement," Schedule 1.1, which is hereby incorporated by reference into this Schedule 13D.

Item 4.  Purpose of Transaction

        (a) (b) (d)-(g) The purpose of the transaction is for the stockholders of NEO (the "Sellers"), individually, to transfer 100% of the outstanding shares of NEO to United States Aircraft Corporation (the "Company") in exchange for approximately 80% of the capital stock of the Company. The initial transfer of Company shares to the NEO stockholders is detailed in Schedule 1.1 of the Exchange Agreement.

        As of the date of the Exchange Agreement, NEO had authorized capital stock consisting of 25,000,000 shares of common stock, $.001 par value, of which 6,250,000 shares were issued and outstanding and all of which are owned by the Sellers, free and clear of all claims, liens, charges, and encumbrances. Upon approval of the Exchange Agreement by the Company's stockholders, the Company's name will be changed to Neo Vision Systems, Inc., a Delaware Corporation, and NEO will be operated as a separate subsidiary of the Company. NEO produces and markets a new application of high technology computers, communications and digital video using video walls to display advertising and similar media in high traffic locations in the form of 8' by 10' and larger screens, that have most recently been installed in the McCarren International Airport's new "D" Concourse in Las Vegas, Nevada.

        The Company will prepare and file with the Securities and Exchange Commission ("SEC") a preliminary proxy statement and shall use its best efforts to have the SEC and any applicable state regulatory authorities declare effective as soon as practicable a final proxy statement / prospectus for a meeting of the Company's stockholders to approve the Exchange Agreement, and the following actions by the Company:

          (i) Approving the current Board of Directors, including three of the Sellers, Anthony Christopher, Albert C. Lundstrom, and Jack Eberenz.
          (ii) Authorization of a single new class of common stock ("New Common Stock"), $.001 par value per share, totaling 100,000,000 shares.
          (iii) Reclassification of the Company's currently outstanding Class A Common Stock into New Common Stock on the basis of 10 shares of the Class A Common Stock into one share of the New Common Stock.
          (iv) Reclassification of the Company's currently outstanding Class B Common Stock into New Common Stock on the basis of 13 shares of Class B Common Stock into one share of New Common Stock.
          (v) Authorization of preferred stock of the Company of 75,000,000 shares.
          (vi) Pursuant to the Exchange Agreement, Section 4.1(d), up to 4,577,560 shares of New Common Stock will be issued to the Sellers in the ratio equal to the ratio of shares of Class A Common Stock issued between the Sellers as set forth in Schedule
                1.1 of the Exchange Agreement. The issuance of 3,500,000 shares of New Common Stock will automatically occur upon stockholder approval of the Exchange Agreement. The issuance of 1,077,560 shares of the New Common Stock will occur in increments and is contingent upon the occurrence of certain events as detailed in
                Section 4.1(d) of the Exchange Agreement. Anthony Christopher will receive up to 3,139,291 additional shares of New Common Stock under this provision.

        Concurrent with the initial closing of the Exchange Agreement, the Company issued options to acquire additional shares of the New Common Stock for $1.00 per share. 1,215,000 options were issued to certain Sellers as well as existing officers and directors of the Company. Anthony Christopher was issued options to acquire 375,000 shares of New Common Stock. Each option, if exercised, will be the equivalent of 10 shares of Class A Common Stock currently outstanding.

(c)(h)-(j)  Not applicable

Item 5.  Interest in Securities of the Issuer

  (a) 1,371,600 shares of Class A Common Stock representing 13.8% of the class. Does not include (i) issuance of up to 3,139,291 shares of New Common Stock and (ii) options to acquire 375,000 shares of New Common Stock for $1.00 per share, none of which may be issued unless or until the stockholders of the Company approve the Exchange Agreement.

  (b)   Sole Power to Vote:       1,371,600 shares of Class A Common Stock
        Shared Power to Vote:     None
        Sole Power to Dispose:    1,371,600 shares of Class A Common Stock
        Shared Power to Vote:     None

  (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D: None

  (d)   Not applicable.

  (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The Company has entered into an employment contract with Mr. Christopher providing for him to serve as the Chairman of the Board of Directors of the Company.

        2,400,300 shares of New Common Stock shall be issued to Mr. Christopher upon stockholder approval of the Exchange Agreement, and up to 738,991 additional shares of New Common Stock shall be issued to Anthony Christopher, contingent upon the occurrence of certain events as detailed in Section 4.1(d) of the Exchange Agreement, including the installation of new screens in the McCarren International Airport in Las Vegas, and the achievement of stipulated financial goals.

        If the Company's stockholders do not approve the Exchange Agreement, any Seller may rescind the exchange of shares and the agreement and transactions shall be null and void.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 - Exchange Agreement, dated as of June 30, 1998, among United States Aircraft Corporation, Anthony Christopher, Albert C. Lundstrom, LEC & Associates, L.L.C., Eugene Johnson, Brad Peterson, and A. Frederick Schaffer, Jr.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         July 9, 1998                     /s/ Anthony Christopher
      --------------------               --------------------------
               Date                              Signature

                                             Anthony Christopher
                                         --------------------------
                                                    Name

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
                                                                     Page 6 of 6